

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

November 15, 2018

Mr. Thomas F. Wolfe
Chief Financial Officer and Secretary
Camping World Holdings, Inc.
250 Parkway Drive, Suite 270
Lincolnshire, IL 60069

      Re: Camping World Holdings, Inc.
             Form 10-K for the Fiscal Year Ended December 31, 2017
             Filed March 13, 2018
             File No. 1-37908

Dear Mr. Wolfe:

     We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                    Sincerely,

                    /s/ Jennifer Thompson

                    Jennifer Thompson
                    Accounting Branch Chief
                    Office of Consumer Products